Dimensional

October 5, 2018

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Elisabeth Bentzinger

Re:          DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Ms. Bentzinger:

On behalf of DFA Investment Dimensions Group Inc. (the "Registrant"), the following are the responses to the Staff's comments conveyed with regard to Post-Effective Amendment Nos. 226/227 to the Registrant's Registration Statement on Form N-1A (the "Amendment"), filed with the U.S. Securities and Exchange Commission (the "Commission" or "SEC") on July 25, 2018 pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the "1933 Act"), for the purposes of registering the DFA Global Sustainability Fixed Income Portfolio (the "Portfolio").

Each SEC Staff comment is summarized below, followed by the Registrant's response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Prospectus

1. Comment:The expense example assumes an investment of $10,000 in the Portfolio for the time periods indicated. Please clarify that the information presented in the example applies whether shareholders hold or redeem shares during the relevant periods.

Response: The Registrant respectfully submits that the disclosure conforms to the requirements of Item 3 of Form N-1A and the corresponding instructions (e.g., Instruction 4(f) to Item 3 of Form N-1A specifically notes to only "include [the] related narrative explanation…if a sales charge (load) or other fee is charged upon redemption"). Accordingly, no revisions to the disclosure have been made.

2. Comment: Please supplementally confirm the Portfolio does not invest in high-yield ("junk bond") securities as a principal investment strategy.

Response: The Registrant confirms supplementally that the Portfolio does not intend to invest in high-yield ("junk bond") securities as a principal investment strategy.

3. Comment: Please revise the Portfolio's policy with respect to non-U.S. investments (i.e., as a result of having "global" in its name), to state that the Portfolio will invest, under normal market conditions, at least 40% of its net assets in investments that are economically tied to countries other than the United States, in accordance with Staff guidance pursuant to Rule 35d-1 under the 1940 Act.

Response:  The Registrant has revised the disclosure accordingly.

4. Comment: Please disclose any criteria utilized by the Portfolio with respect to the duration of its investment portfolio. If there is a limit or range with respect to the average portfolio duration, please state the limit or range and provide an explanation and an example of duration in the Prospectus.

Response: The Registrant has revised the disclosure accordingly.

5. Comment: In light of the use of the term "sustainability" in the Portfolio's name, please include disclosure indicating that 80% of the Portfolio's net assets will be invested in securities of environmentally friendly or "ESG" issuers pursuant to Rule 35d-1 under the 1940 Act.

Response: The Registrant notes that Portfolio's name does not include the term "ESG." The Registrant respectfully declines to add "sustainability" to the Portfolio's 80% policy because such adjective refers to a strategy of the Portfolio, rather than a type of investment.  The Registrant notes that Rule 35d-1 requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund's name. However, the Staff stated in the releases proposing and adopting Rule 35d-1 that the rule does not apply to a fund name that connotes a type of investment strategy. The Registrant notes that the term "sustainability" in the Portfolio's name refers to the Portfolio's investment strategy, pursuant to which the Advisor employs both positive and negative screens as described in the Prospectus for its sustainability strategy.

6. Comment: Please include disclosure in the "Principal Investment Strategies" or "Additional Information on Investment Objective and Policies" sections of the Prospectus clarifying that the 80% policy applies to the value of the Portfolio's net assets, plus the amount of any borrowings for investment purposes.

Response: The Registrant believes that the addition of this language to the 80% policy in the Prospectus would be confusing for investors. Since the Portfolio does not currently intend to borrow money for investment purposes, as noted on page 2 of the statement of additional information ("SAI"), the Registrant believes that including such language in the 80% policy in the Prospectus may mislead investors into believing that the Portfolio borrows money to use for investment.  The Portfolio, however, includes this language in the disclosure regarding the 80%

policy on page 1 of the SAI.  If the Portfolio were to change its policy with respect to borrowing for investment purposes in the future, it would make the relevant changes to the disclosure regarding the 80% policy in the Prospectus.

7. Comment: In the "Principal Investment Strategies" section of the Prospectus, please clarify that the terms "substantial assets" and "substantial operating income," when used in connection with the determination of whether an issuer may be considered to be of a certain country, mean at least 50%, consistent with Rule 35d-1 under the 1940 Act and related Staff guidance.

Response: The Registrant has revised the disclosure accordingly.

8. Comment: Please confirm that when the Portfolio sells a credit default swap it will segregate assets to cover the full notional amount of the swap.

Response: As discussed on page 5 of the Portfolio's SAI, with respect to each swap contract that does not provide for the netting of payments by the counterparties (i.e., including credit default swaps, as applicable), the full notional amount for which the Portfolio is obligated under the swap contract will be accrued on a daily basis and assets having an aggregate market value at least equal to the accrued full notional value will be segregated and maintained to cover the transactions in accordance with SEC positions.

9. Comment: In the "Principal Investment Strategies" section of the Prospectus, please disclose all factors that the Portfolio could use to screen its investments and clearly describe what types of companies would be excluded pursuant to the screens.

Response: As noted above, "sustainability" refers to a strategy of the Portfolio (e.g., similar to funds that may invest in "growth" or "value" securities), rather than a type of investment that would be subject to Rule 35d-1 under the 1940 Act and any corresponding requirements to specifically define, or provide specific criteria, with respect to such investment. The Registrant believes that the Portfolio's strategy to take into account the impact that companies may have on the environment and other sustainability considerations when making investment decisions is appropriately described throughout the Prospectus.

10. Comment: Please explain why it is not misleading to include "sustainability" in the Portfolio's name, given that the Portfolio is permitted to invest a majority of its net assets in investments that are not subject to its sustainability impact considerations.

Response: The Registrant is cognizant that, pursuant to Section 35(d) of the 1940 Act, the Portfolio's name may not be materially deceptive or misleading and plans to utilize its sustainability strategy accordingly. The Commission and Staff have stated that in determining whether a particular name is misleading, the Division of Investment Management will consider whether a name would lead a reasonable investor to conclude that the fund invests in a manner that is inconsistent with the fund's intended investments or risks of those investments.1 While the

1 See Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001).  See also Investment Company Names: Frequently Asked Questions About Rule, SEC No-Action Letter (pub. avail. December 4, 2001).

Portfolio may invest a majority of its net assets in securities of U.S. and non‐U.S. government issuers that are not subject to the sustainability impact considerations, as noted in the Prospectus, the Advisor considers securities issued by the U.S. government and it agencies and instrumentalities to be consistent with the Portfolio's strategy of investing in sustainable investments.  Accordingly, as noted above, the Registrant is cognizant of Section 35(d) and does not believe the Portfolio's name will lead a reasonable investor to conclude that the Portfolio invests in a manner that is inconsistent with its intended investments or risks of those investments.

11. Comment: Please add corresponding disclosure to the Portfolio's "Derivatives Risk" regarding the risks of options on futures contracts, which are disclosed in the "Principal Investment Strategies" section of the Prospectus.

Response: The Registrant has revised the Portfolio's "Derivatives Risk" to include options on futures contracts.

12. Comment:  Please provide additional detail in the "Additional Information Regarding Investment Risks" section of the Prospectus regarding counterparty, liquidity, interest rate, market, credit and management risks, and the risk of improper valuation, which are referenced in the Portfolio's "Derivatives Risk."

Response: The Registrant believes that an appropriate level of additional detail regarding such risks is provided in the "Additional Information Regarding Investment Risks—Derivatives Risk" section of the Prospectus. Accordingly, the Registrant respectfully declines to include additional disclosure.

13. Comment: Please state whether the Portfolio's investment objective can be changed without shareholder approval.

Response: The Registrant respectfully notes that Item 9 of Form N-1A requires a fund to state, if applicable, that its investment objective may be changed without shareholder approval. The Registrant supplementally confirms that the Portfolio's investment objective is fundamental, and, accordingly, it may not be changed without shareholder approval.

14. Comment:  Please describe in detail each principal investment strategy of the Portfolio in the "Additional Information on Investment Objective and Policies" section of the Prospectus in addition to the summary of such information included in the summary section, as required by Items 4(a) and 9(b)(1) of Form N-1A.

Response: The Portfolio currently discloses any additional information about an investment policy disclosed in the "Principal Investment Strategies" section in the "Additional Information on Investment Objective and Policies" section of the Prospectus to the extent that additional information about such policy is necessary and appropriate. The Portfolio notes that General Instruction C.3(a) to Form N-1A states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus. Therefore, the Portfolio does not repeat all of the disclosure contained in the "Principal Investment Strategies" section of the Prospectus.

15. Comment: Please add disclosure in the Statement of Additional Information ("SAI") regarding the specific instruments that may be purchased by the Portfolio for temporary defensive purposes.

Response: The Registrant notes that disclosure regarding the specific cash investments that may be used for temporary defensive purposes is included in the "Cash Management Practices" section of the SAI.

16. Comment: The principal risks should be disclosed in response to Item 9 of Form N-1A and the risks in the "Principal Risks" section of the Prospectus should be a summary of the Item 9 risk disclosure.  Please provide Item 9 risk disclosure for all of the risks disclosed in the "Principal Risks" section of the Prospectus.

Response: The Portfolio discloses all of its principal risks in the "Principal Risks" section of the Prospectus in response to Item 4(b)(1) of Form N-1A. General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.  The Registrant believes that each risk is appropriately disclosed in the "Principal Risks" section of the Prospectus. The Registrant does not believe it would be appropriate to shorten or summarize the current disclosure. To the extent that the Registrant believes additional information for any such risk is necessary and appropriate, additional detail is (e.g., "Derivatives Risk") and will be provided in response to Item 9(c) in the "Additional Information on Investment Objective and Policies" section.

17. Comment:  Please revise the disclosure in the "Applying The Portfolio's Sustainability Impact Considerations" section of the Prospectus to provide more specific and objective criteria, as opposed to the Advisor's discretion, regarding how the Portfolio takes into account the impact that companies have on the environment and other sustainability considerations.
Response:  As noted above, "sustainability" refers to a strategy of the Portfolio (e.g., similar to funds that may invest in "growth" or "value" securities), rather than a type of investment that would be subject to Rule 35d-1 under the 1940 Act and any corresponding requirements to specifically define, or provide specific criteria, with respect to such investment. The Registrant believes that the Portfolio's strategy to take into account the impact that companies may have on the environment and other sustainability considerations when making investment decisions is appropriately described throughout the Prospectus, including a detailed list of types of considerations that are expected to be used to evaluate companies' impact on the environment and other sustainability considerations.
18. Comment: Please confirm supplementally that cash collateral received in connection with securities lending activities is invested in highly liquid short-term obligations.

Response: As noted in the "Securities Loans" section of the Prospectus, the Portfolio invests cash collateral received in connection with securities lending activities in The DFA Short Term Investment Fund, securities of the U.S. Government or its agencies, repurchase agreements collateralized by securities of the U.S. Government or its agencies, or unaffiliated registered and unregistered money market funds.

19. Comment: Please state the advisory fee as a percentage of the Portfolio's net assets in the "Management of the Fund—Management Fees" section of the Prospectus.

Response: The management fee is stated as a percentage of the Portfolio's net assets in the "Annual Fund Operating Expenses" table, which is cross-referenced to in the "Management of the Fund—Management Fees" section of the Prospectus.

20. Comment: In the "Redemption of Shares" section of the Prospectus, per Item 11(c)(7) of Form N-1A, please disclose the typical number of days or estimated range of days that the Portfolio expects it will take for the Portfolio to pay out redemptions proceeds when an intermediary is responsible for transmitting those proceeds.

Response: The disclosure indicates that, "for accounts held through certain intermediaries designated by the Fund to receive orders, timing of redemption payments may be sent based on the agreement between the Intermediary and the Portfolio."  Although the Portfolio typically expects to process redemption payments 1 business day after receipt of a written request for redemption in good order by an intermediary designated by the Fund to receive orders, the timing of receipt of payment for investors that invest through a financial intermediary is driven by such financial intermediary (some have T+1 payment arrangements and others have T+2 payment arrangements), not the Portfolio. The Portfolio processes each redemption order received in proper form based on the NAV next calculated and stands ready to make redemption payments according to reasonable payment instructions.

21. Comment: Please provide additional details regarding the Portfolio's ability to redeem shares in-kind (e.g., whether the redemptions would be on a pro-rata basis or consist of individual securities).

Response: The Portfolio discloses in the "In-Kind Redemptions" section of the Prospectus that such redemptions "will be made in accordance with the federal securities laws and regulations governing mutual funds and pursuant to policies and procedures adopted by the Fund to prevent shareholder discrimination and unfairness." The disclosure also provides additional detail regarding the risks associated with the securities that the investor would receive as redemption proceeds.  The Registrant believes this disclosure provides accurate information to investors and satisfies the requirements of Item 11(c)(8) of Form N-1A and the guidance in Investment Company Act Release No. 32315 (Oct. 13, 2016).

SAI

22. Comment: With respect to the Portfolio's concentration policy in the SAI, please revise the explanatory disclosure to clarify that securities issued by companies in a particular industry whose obligations are guaranteed by a foreign government will be considered to be within the industry of the foreign government.

Response: The Registrant has revised the disclosure accordingly.

23. Comment:  Please update the information provided in the "Other Accounts Managed" section of the SAI as of the most recent practicable date.

Response: The Registrant has revised the disclosure accordingly.

Part C

24. Comment: Except where permitted under Rule 483 under the 1933 Act, file executed contracts, not forms of contracts, as exhibits.

Response: The Registrant has been updating its exhibits with executed contracts in previous filings and will continue to update the exhibits in accordance with Rule 483 in future filings.
25. Comment: Please file a securities opinion with respect to the Portfolio as an exhibit to the Part C.

Response:  The securities opinion will be included as an exhibit to the Part C filed with the 485(b) filing.

26. Comment: Please file a consent of counsel pursuant to Item 28(i) of Form N-1A.

Response: As noted above, counsel will provide a securities opinion for the Portfolio regarding the legality of the securities being registered, stating whether the securities will, when sold, be legally issued, fully paid, and non-assessable as an exhibit to the Part C filed with the 485(b) filing. The Registrant is not aware of any legal requirement to provide an additional consent of counsel. Although the Registrant identifies Stradley, Ronon, Stevens & Young, LLP as the counsel of the Registrant in the Portfolio's SAI, the Registrant has not stated that Stradley, Ronon, Stevens & Young, LLP has prepared or certified any disclosure contained in the Prospectus or SAI and, therefore, does not believe that Section 7 of the 1933 Act applies.
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Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours, /s/ Carolyn L. O Carolyn L. O, Esq. Vice President and Secretary DFA Investment Dimensions Group Inc.